Exhibit 3.1.1

DEAN HELLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4299	FILED # C 14111-00
(775) 684 5708
Website: secretaryofstate.biz
APR 01 2004

Certificate of Amendment (PURSUANT TO NRS 78.385 and 78.390)	IN THE OFFICE OF
/s/ Dean Heller
DEAN HELLER, SECRETARY OF STATE

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation
For Nevada Profit Corporations

(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Two Moons Kachinas Corp.

2. The articles have been amended as follows (provide article numbers, if available):

Article IV- Stock.  The Corporation shall have the authority to issue 55,000,000 shares divided into two classes. 50,000,000 shares of common stock of a par value of $0.001 per share and 5,000,000 shares of preferred stock of a par value of $0.001 per share, with the preferred stock having such rights and preferences as the Board of Directors shall determine. Fully paid stock of the Corporation shall not be liable for further call or assessment. The authorized shares shall be issued at the discretion of the Board of directors of the Corporation.

The outstanding securities of this Corporation may be forward or reverse split by resolution of the Board of Directors and without stockholder approval, provided that such action will not adversely and materially affect the rights of the stockholders of the Corporation.

Article X- Board of Director Authorization to Change Corporate Name.  The Board of Directors shall have the right to change the name of the Corporation without shareholder approval to a name that reflects the industry or business in which the corporation’s business operations are conducted or to a name that will promote or conform to any principal product, technology or other asset of the Corporation that the Board of Directors, in its sole discretion, deems appropriate.

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise at least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation have voted in favor of the amendment is: 51.49%

4. Effective date of filing (optional):

5. Officer Signature (required):	/s/ David C. Merrell

* If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless of limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit the proper fees may cause this filing to be rejected.